POLYMET MINING

POLYMET MINING CORP.
444 CEDAR STREET
SUITE 2060
ST. PAUL, MN 55101

D85327-P75247

Your **Vote** Counts!

POLYMET MINING CORP.

2022 Annual General Meeting
Vote by June 13, 2022
11:59 PM ET



You invested in POLYMET MINING CORP. and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 15, 2022.**

Get informed before you vote

View the Annual Report and Information Circular/Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 1, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person or Virtually at the Meeting*

June 15, 2022
10:00 AM (Pacific Time)

Farris LLP
25th Floor, 700 W Georgia Street
Vancouver, BC
Canada V7Y 1B3
www.virtualshareholdermeeting.com/PLM2022

*Please check the meeting materials for any special requirements for meeting attendance. If you are attending the meeting in person, you will need to request a ballot to vote these shares.

V1.1

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Directors To elect seven directors	
1a. Jonathan Cherry	For
1b. Dr. David Dreisinger	For
1c. David J. Fermo	For
1d. Alan R. Hodnik	For
1e. Roberto Huby	For
1f. Stephen Rowland	For
1g. Matthew Rowlinson	For
2. Appointment of Auditors Appointment of Deloitte & Touche LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	For

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

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